EXHIBIT 99.2

Telkom SA Limited
(Registration number 1991/005476/06)
JSE and NYSE Share code TKG        ISIN ZAE000044897
(“Telkom” or “the company”)

Notification of share dealings by a director

In accordance with paragraph 3.63(a) of the JSE Listings Requirements, notice of the following share dealings by a director of the company is hereby disclosed:

Name of director:	MJ Lamberti

Number of shares sold:	175 000

Date shares sold:	25 January 2008

Average price sold at:	R141.4891 per Telkom share

Total value of transaction:	R24 760 592.50

Nature of transaction:	Indirect non beneficial

Clearance:	Prior clearance to trade in terms of paragraph 3.66 was obtained.

Pretoria
28 January 2008

Sponsor: UBS Securities South Africa